            PORTAGE RESOURCES INC.
                   990 Richard Street,
                Saint Wenceslas, Quebec,
                   Canada, G0Z 1J0

 Telephone: (819) 740-0810

                        August 16, 2007

By EDGAR filing only

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
29549-7010

Attention: Anne Nguyen Parker, Branch Chief

Dear Sirs:

        Re:        Portage Resources Inc. (the “Company”)
              Registration Statement on Form SB-2
                              Filed July 16, 2007
              File No. 333-144585

We acknowledge receipt of your comment letter of July 31, 2007 respecting our Registration Statement on Form SB-2 identified in the caption above.

Our responses below are in answer to the comment in your letter of July 31, 2007. Please note that all page references below refer to the enclosed copy of Amendment #1 to our SB-2:

Summary of Prospectus and Risk factor Sections

We have revised the ‘Summary of Prospectus’ and ‘Risk Factors’ sections to discuss the severe lack of liquidity and the attendant risks to prospective investors. In addition we have prominently disclosed that the Company currently has no arrangements to raise additional cash. Specifically we refer you to the additional paragraph added to ‘Summary of Prospectus’, page 3, along with the new ‘Risk Factor”, paragraph 1. on page 5.

In addition, and out of an abundance of caution we have added a paragraph to “Business, Proposed Work -Plan of Operations” on page 23, to again stress the severe lack of liquidity we face, along with the attendant risk to investors.

We appreciate your comments concerning disclosure in our SB-2 and trust the above, and enclosed, fully address your comments and concerns.

Yours truly,
Portage Resources Inc.

MARTINE CARON

Per: Martine Caron
President, Chief Executive
Officer and Director